mm

14048977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response..... 12.00	

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toussaint Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 Broadway, Suite 2
(No. and Street)

Freehold, NJ 07728
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Hayes (212) 328-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1901 Post Oak Park Drive #4202 Houston, TX 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CB 3/24/14

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toussaint Capital Partners, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO 3/1/2014

Title

Notary Public

Jasmine B. Alston
Notary Public
New Jersey
My Commision Expires 04-09-2018
No. 2432419

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Toussaint Capital Partners, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon
and
Supplemental Report on Internal Controls

For the Year-Ended December 31, 2013

Table of Contents

Nathan T. Tuttle, CPA

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Toussaint Capital Partners, LLC

I have audited the accompanying statement of financial condition of Toussaint Capital Partners, LLC (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States (PCAOB). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 27, 2014

Nathan T. Tuttle, CPA

1901 Post Oak Park Drive #4202 - Houston, TX 77027 - (713) 526-1084

Toussaint Capital Partners, LLC

Financial Statements

Statement of Financial Condition
As of December 31, 2013

ASSETS		
Current Assets		
Cash in Bank	8,116	
Money Market	70,027	
Security CD -7741	751	
Total Cash		78,894
Accounts Receivable		120,919
Due From Pershing		230,739
Prepaid Expenses		12,453
Total Current Assets		443,004
Fixed Assets		
Computers	30,748	
Furniture & Fixtures	16,941	
Accrued Depreciation	(40,923)	
Total Fixed Assets		6,765
TOTAL ASSETS		**449,770**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable		38,288
Accrued Expenses		24,036
Total Liabilities		62,325
Equity		
Partner Equity		
Contribution	81,598	
Distribution	(103,506)	
Opening Balance	381,949	
Total Partner Equity		360,042
Retained Earnings		285,226
Net Loss		(257,823)
Total Equity		387,445
TOTAL LIABILITIES & EQUITY		**449,770**

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
Financial Statements

Statement of Operations
As of December 31, 2013

Income		
Commission Fee Income	$ 540,324	
Underwriting Income	124,601	
Total Income		$ 664,925
Cost of Goods Sold		
Clearing Fees	100,567	
Commissions	21,560	
Total COGS		122,127
Gross Profit		542,798
Expenses		
Administrative Services	5,441	
Computer Expense	10,207	
Data Feeds	67,768	
Depreciation Expense	2,516	
Dues and Subscriptions	4,183	
Insurance	37,079	
Interest Expense	4,838	
Office Expense	2,373	
Office Supplies	6,411	
Outside Services	2,844	
Payroll Expenses	482,538	
Postage and Delivery	3,593	
Professional Fees	84,484	
Quotes	3,437	
Regulatory Fees	13,957	
Relocation Expense	3,379	
Repairs	2,329	
Storage	5,437	
Telephone	26,479	
Travel & Ent	29,249	
Miscellaneous	4,308	
Total Expense		802,847
		(260,049)
Other Income		
Interest Income		2,226
		$ (257,823)

Toussaint Capital Partners, LLC
Financial Statements

Statement of Cash Flow
As of December 31, 2013

Cash Flows from Operating Activities:	
Net Loss	$ (257,823)
Changes in Operating Assets and Liabilities:	
Accounts Receivable	52,148
Prepaid Expenses	(10,823)
Furniture and Equipment (net of accumulated depreciation)	2,516
Clearing Deposit	(63,678)
Commission Due From Clearing Broker	(28,323)
Accounts Payable and Accrued Expenses	(24,168)
Accrued Payroll and Payroll Taxes Payable	(58,417)
Net Cash Used from Operating Activities	(388,568)
Cash Flows for Investing Activities	-
Cash Flows from Financing Activities:	
Capital Withdrawals	(100,000)
Net Decrease in Cash	(488,568)
Cash at Beginning of Year	567,461
Cash at End of Year	$ 78,894

SUPPLEMENTAL INFORMATION

Interest Paid	$ 4,838.00
Income Taxes Paid	$ -

Toussaint Capital Partners, LLC
Financial Statements

Statement of Changes in Ownership Equity
As of December 31, 2013

Balance, December 31, 2012	$ 745,268
Member's Distribution	(100,000)
Net Loss	(257,823)
Balance, December 31, 2013	$ 387,445

Toussaint Capital Partners, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities
As of December 31, 2013

Balance of Subordinated Claims at January 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2013		$ -

Toussaint Capital Partners, LLC

Notes to Financial Statements
As of December 31, 2013

NOTE 1 - ORGANIZATION

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3- 3(k)(2)(ii).

The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

Recently Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Marketable Securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated

Description	Useful life
Furniture and fixtures	7 years
Equipment	5 years

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. The federal and state income tax returns of the individuals are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Collateral Agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that allowance for doubtful accounts at December 31, 2013, are not required.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC was providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage was reverted to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company has regulatory net capital of approximately $247,308 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the consumer protection rule.

NOTE 4 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2013 are summarized as follows:

Office equipment and furniture	$ 47,688
Less: accumulated depreciation	40,923
Net property and equipment	$ 6,765

NOTE 6 – OPERATING LEASE

The Company leased office space under a lease agreement through October 29, 2012. Due to the hurricane of November 2012, and the fact that the building was severely damaged, the lease agreement was terminated in December 2012. In December the Company moved into temporary office space in a building that is owned by a real estate investment company whose managing member is the managing member of the Company. The Company pays rent of $1,000 per month under a month-to-month arrangement.

Rent expense was approximately $12,000 for the year ended December 31, 2013.

NOTE 7 – Qualified Profit Sharing Plan

The Company provides a qualified profit sharing plan (henceforth referred to as 'the plan") for the benefit of eligible employees. The plan allows the company at its discretion to defer a portion of its profits by allocating a portion of said profits to eligible employees. Employees will become vested under the terms of a defined vesting schedule. Contributions were accrued in the amount of $62,525 for the year ended December 31, 2012 and funded in 2013. No contributions were made for 2013 due to operating loss.

NOTE 8 – COMMITMENTS/LEGAL SETTLEMENT

The Company was subject to an unasserted claim for money owed to a former law firm for in the amount of $41,927. In June, 2012, the Company entered into a settlement agreement with the former law firm in which the Company agreed to settle the matter by paying $15,000. The settlement agreement required an initial payment of $1,000, which was paid in June 2012, and eighteen monthly payments of $750 each thereafter and a final payment of $500 on or before January 1, 2014.

FINRA SETTLEMENT

In December, 2012, the Company entered into a letter of Acceptance, Waiver and Consent ("AWC") with FINRA in connection with two regulatory reviews: one in 2009 with regard to reporting of TRACE-eligible securities violations and one in 2010 regarding the Company's failure to report certain municipal securities trades to the Municipal Securities Rule Making Board ("MSRB") Real Time Transaction Reporting System ("RTRS") on a timely basis. Without admitting or denying the allegation, the Company agreed to settle with FINRA, accepted certain findings of fact, consented to a censure and the payment of a fine of $17,500. The AWC was accepted by FINRA and made final on December 19, 2012. In January, 2013, the Company made an initial payment of $4,375 and for the remaining balance of $13,125, entered in to a promissory note together with interest, in 24 monthly payments. The first payment was made on February 15, 2013. Subsequent payments are due on the 15th of each month thereafter. Interest and principal payments have been calculated at a fixed interest rate of 6.25% annually. The monthly payments of $585 have been calculated by amortizing the principal sum over the term of the Note.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has loans to affiliated entities in the amount of $40,297 at December 31, 2013. These loans are non-interest bearing. In addition, the Company does business with entities with which the Members are associated. In the course of business the Company had an accounts receivable balance of $18,022 with such entities at December 31, 2013.

NOTE 10 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2013, and February 27, 2014, when the financial statements were issued.

Toussaint Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Computation of Net Capital

Total Stockholder's Equity		$387,445.00
Non-Allowable Assets		
A/R	$ 80,622.00	
Receivable from Affiliate	$ 40,297.00	
Prepaid Expenses	$ 12,453.00	
Property & Equipment (Net)	$ 6,765.00	
Total Non-Allowable Assets		$ 140,137.00
Haircuts on Securities Positions		
Securities Haircuts	$ -	
Undue Concentration Charges	$ -	
Net Allowable Capital		$247,308.00

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 4,157.08
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 100,000.00
Net Capital Requirement	$ 100,000.00
Excess Net Capital	$ 147,308.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 62,325.00
Percentage of Aggregate Indebtedness to Net Capital	25.20%

Reconciliation of Computation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2013	$ 247,353.00
Adjustments		
Decrease in Equity		$ (45.00)
Net Capital per Audit		$ 247,308.00
Reconciled Difference		$ -

Toussaint Capital Partners, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $247,308 which was $147,308 in excess of its required net capital of $100,000. The Company's net capital ratio was 25.20%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company is also not required to maintain a "Special Reserve Account for the Benefit of Customers." The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SIPC Reconciliation Pursuant to SEA 17a-5(c)(4)

Toussaint Capital Partners, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments (Form SIPC 6 and SIPC 7) to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2013, which were agreed to by Toussaint Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Toussaint Capital Partners, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Toussaint Capital Partners, LLC's management is responsible for Toussaint Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 1, 2013 through December 31, 2013 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no material differences.

3. Compared any adjustments reported on Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle, CPA

February 27, 2014
Houston, TX

Report on Internal Control
For the Year-Ended December 31, 2013

To the Members and
Toussaint Capital Partners, LLC
13 Broadway, Suite 2
Freehold, NJ 07728

In planning and performing our audit of the financial statements of Toussaint Capital Partners, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of

deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Houston, TX
February 27, 2014

Nathan T. Tuttle, CPA